

November 22, 2013

<u>Via E-mail</u>
Raúl Cavazos - Morales
Chief Financial Officer
Gruma, S.A.B. de C.V.
Calzada del Valle, 407 Ote.
Colonia del Valle
San Pedro Garza Garcia, Nuevo León
66220, México

    Re: **Gruma, S.A.B. de C.V.**
            Form 20-F for Fiscal Year Ended
            December 31, 2012
            Filed April 30, 2013
            File No. 001-14852

Dear Mr. Cavazos - Morales:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2012</u>

<u>Notes to the Consolidated Financial Statements</u>

<u>Note 27. Contingencies, page F-72</u>

1.   We note from your disclosure that the Venezuelan Government issued a resolution providing the right to take control over the operations of MONACA and DEMASECA on January 22, 2013. Based on the updated disclosures you have provided in connection with the expropriation proceedings that began in May 2010, please address the following:

- Tell us how you considered the guidance in IAS 10 regarding adjusting events after the reporting period. In this instance, we note disclosure on page F-9 that the consolidated financial statements included in your Form 20-F for the fiscal year ended December 31, 2012 were authorized on April 18, 2013.

- Your disclosure on page F-73 indicates that "based on preliminary fair value calculations, no impairment charge on GRUMA's net investment in MONACA and DEMASECA has been identified." Describe, in sufficient detail, the process or methodology you used to determine the preliminary fair value of these investments.

- Explain to us how you accounted for the de-consolidation of these subsidiaries in January 2013 and the impact to each of your consolidated financial statements. As part of your response, please cite the authoritative guidance that supports your accounting methodology and presentation.

- We note from your Form 6-K filings that you have reported the net investment in these subsidiaries as held for sale and their results of operations as discontinued in 2013. Please describe for us your involvement with these entities subsequent to your loss of control and why you believe presentation as assets held for sale as opposed to assets to be abandoned is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief